

June 28, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

> **Re: Dril-Quip, Inc.**
> **Form 10-K filed on February 27, 2024**
> **Correspondence filed on June 24, 2024**
> **File No. 001-13439**

Dear Jeffrey J. Bird:

We have reviewed your June 25, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

Form 10-K for the year ending December 31, 2023

Note 9. Restructuring and other charges, page 71

1.   We note your response to prior comment 4 and continue to believe that inventory markdowns should be classified in the income statement as a component of costs of goods sold. We refer you to ASC 420-10-S99-3. Please amend your Form 10-K for the year ending December 31, 2023.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology